EXHIBIT 99.1

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel

Notice of Results of Annual General Meeting of Shareholders held on June 19, 2014

Kamada Ltd. (the “Company”) today announced that shareholders of the Company approved the following, at its Annual General Meeting of Shareholders held on June 19, 2014 in Ness Ziona, Israel:

1.	The reelection of six directors to serve as members of the Board of Directors until the next annual general meeting of shareholders:

1.1.	Leon Recanati
1.2.	Reuven Behar
1.3.	Jonathan Hahn
1.4.	Ziv Kop
1.5.	Tuvia Shoham
1.6.	David Tsur

2.	An annual cash bonus in the amount of NIS 400,000 to be paid to the Company's chief executive officer in respect of his performance in 2013.

3.
The reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2014 and for such additional period until the next annual general meeting.